UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

THERAVANCE BIOPHARMA, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Ordinary Shares, $0.00001 par value

(Title of Class of Securities)

G8807B106

(CUSIP Number of Class of Securities (Underlying Ordinary Shares))

Renee D. Gala

Senior VP and Chief Financial Officer, Treasurer

Theravance Biopharma, Inc.

c/o Theravance Biopharma US, Inc.

901 Gateway Boulevard

South San Francisco, California 94080

(650) 808-6000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

David T. Young, Esq. Richard C. Blake, Esq. Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP 1200 Seaport Boulevard Redwood City, CA 94063 (650) 321-2400	Bradford J. Shafer, Esq. Senior VP and General Counsel Theravance Biopharma, Inc. c/o Theravance Biopharma US, Inc. 901 Gateway Boulevard South San Francisco, California 94080 (650) 808-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$13,783,792	$1,601.68

*                 Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,262,221 ordinary shares of Theravance Biopharma, Inc. having an aggregate value of $13,783,792 as of August 26, 2015 will be exchanged or cancelled pursuant to this offer. The aggregate value of such securities was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $116.20 for each $1,000,000 of the value of this transaction.

☐            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐            third-party tender offer subject to Rule 14d-1.

☒          issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO relates to an offer by Theravance Biopharma, Inc., a Cayman Islands exempted company (“Theravance Biopharma” or the “Company”), to exchange (the “Exchange Offer”) certain outstanding options (the “Eligible Options”) to purchase the Company’s ordinary shares, whether vested or unvested, that (i) were granted before August 4, 2015, (ii) were granted under either the Company’s 2013 Equity Incentive Plan (including the UK Addendum to the 2013 Equity Incentive Plan) or the Company’s 2014 New Employee Equity Incentive Plan, and (iii) are held by Eligible Option Holders (as defined below) who are employees of Theravance Biopharma and its subsidiaries (the “Theravance Biopharma Group”), except as otherwise described in the Offer to Exchange (as defined below).

An “Eligible Option Holder” is an employee of the Theravance Biopharma Group who works in the U.S. or the United Kingdom (each an “eligible country”) as of the start of the Exchange Offer and through the expiration of the Exchange Offer and the restricted share unit grant date. For this purpose, an employee on an international assignment within the Theravance Biopharma Group will be considered to be working in the employee’s home country and not in the country of the international assignment.  Our executive officers, other members of our senior leadership group, members of our board of directors and consultants are not Eligible Option Holders and may not participate in the Exchange Offer.

The Eligible Options may be exchanged for restricted share units (“RSUs”) upon the terms and subject to the conditions set forth in (i) the Offer to Exchange Certain Outstanding Options for Restricted Share Units, dated August 28, 2015 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(A), (ii) the Cover E-mails, attached hereto as Exhibit (a)(1)(B), (iii) the Election Form, attached hereto as Exhibit (a)(1)(C), and (iv) the Withdrawal Form, attached hereto as Exhibit (a)(1)(D). The following disclosure materials also were made available to Eligible Option Holders:  (I) the Form of Confirmation E-mail, attached hereto as Exhibit (a)(1)(E), (II) the Form of Reminder E-mails, attached hereto as Exhibit (a)(1)(F), (III) the Screenshots from Offer Website, attached hereto as Exhibit (a)(1)(G), (IV) the Employee Presentation, attached hereto as Exhibit (a)(1)(H), and (V) the Intranet Communications and Newsletter Announcements, attached hereto as Exhibit (a)(1)(I). These documents, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents.”

The information in the Disclosure Documents, including all schedules and exhibits to the Disclosure Documents, is incorporated herein by reference to answer the items required in this Schedule TO.

Item 1.                     Summary Term Sheet.

The information set forth under the caption “Summary Term Sheet and Questions and Answers” in the Offer to Exchange is incorporated herein by reference.

Item 2.                     Subject Company Information.

(a)                                             Name and Address.

Theravance Biopharma is the issuer of the securities subject to the Exchange Offer. The Company’s registered office address in the Cayman Islands is P.O. Box 309, Ugland House, Grand Cayman, KY1 1104, Cayman Islands and the principal office of the Company’s wholly owned U.S. operating subsidiary, Theravance Biopharma US, Inc., is 901 Gateway Boulevard, South San Francisco, California 94080, and the telephone number at that address is (650) 808-6000. The information set forth in the Offer to Exchange under the caption “The Offer” titled “Information concerning Theravance Biopharma” is incorporated herein by reference.

(b)                                             Securities.

The subject class of securities consists of the Eligible Options. The actual number of ordinary shares subject to the RSUs to be issued in the Exchange Offer will depend on the number of ordinary shares subject to the unexercised options tendered by Eligible Option Holders and accepted for exchange and cancelled. The information set forth in the Offer to Exchange under the captions “Summary Term Sheet and Questions and Answers,” “Risks of Participating in the Offer,” and the sections under the caption “The Offer” titled “Number of awards; expiration date,” “Acceptance of options for exchange and issuance of restricted share units,” and “Source and amount of consideration; terms of restricted share units” is incorporated herein by reference.

(c)                                              Trading Market and Price.

The information set forth in the Offer to Exchange under the caption “The Offer” titled “Price range of shares underlying the options” is incorporated herein by reference.

Item 3.                     Identity and Background of Filing Person.

(a)                                             Name and Address.

The filing person is the issuer. The information set forth under Item 2(a) above is incorporated herein by reference.

Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Exchange is incorporated herein by reference.

Item 4.                     Terms of the Transaction.

(a)                                             Material Terms.

The information set forth in the section of the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and the sections under the caption “The Offer” titled “Eligibility,” “Number of awards; expiration date,” “Purposes of the offer,” “Procedures for electing to exchange options,” “Withdrawal rights and change of election,” “Acceptance of options for exchange and issuance of restricted share units,” “Conditions of the offer,” “Price range of shares underlying the options,” “Source and amount of consideration; terms of restricted share units,” “Status of options acquired by us in the offer; accounting consequences of the offer,” “Legal matters; regulatory approvals,” “Material income tax consequences,” “Extension of offer; termination; amendment” and Schedule B attached to the Offer to Exchange is incorporated herein by reference.

(b)                                             Purchases.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 5.                     Past Contacts, Transactions, Negotiations and Arrangements.

(e)                                              Agreements Involving the Subject Company’s Securities.

The information set forth in section of the Offer to Exchange under the caption “The Offer” titled “Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 6.                     Purposes of the Transaction and Plans or Proposals.

(a)                                             Purposes.

The information set forth in the section of the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and the section under the caption “The Offer” titled “Purposes of the offer” is incorporated herein by reference.

(b)                                             Use of Securities Acquired.

The information set forth in the sections of the Offer to Exchange under the caption “The Offer” titled “Acceptance of options for exchange and issuance of restricted share units” and “Status of options acquired by us in the offer; accounting consequences of the offer” is incorporated herein by reference.

(c)                                              Plans.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Purposes of the offer” is incorporated herein by reference.

Item 7.                     Source and Amount of Funds or Other Consideration.

(a)                                             Source of Funds.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Source and amount of consideration; terms of restricted share units” is incorporated herein by reference.

(b)                                             Conditions.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Conditions of the offer” is incorporated herein by reference.

(d)                                             Borrowed Funds.

Not applicable.

Item 8.                     Interest in Securities of the Subject Company.

(a)                                             Securities Ownership.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

(b)                                             Securities Transactions.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 9.                     Person/Assets, Retained, Employed, Compensated or Used.

(a)                                             Solicitations or Recommendations.

Not applicable.

Item 10.              Financial Statements.

(a)                                             Financial Information.

The information set forth in Schedule B to the Offer to Exchange and in the sections of the Offer to Exchange under the caption “The Offer” titled “Financial statements,” “Information concerning Theravance Biopharma” and “Additional information” is incorporated herein by reference. The Company’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q can also be accessed electronically on the Securities and Exchange Commission’s website at www.sec.gov.

(b)                                             Pro Forma Information.

Not applicable.

Item 11.              Additional Information.

(a)                                             Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the sections of the Offer to Exchange under the caption “The Offer” titled “Interests of directors and executive officers; transactions and arrangements concerning the options” and “Legal matters; regulatory approvals” is incorporated herein by reference.

(c)                                              Other Material Information.

Not applicable.

Item 12.              Exhibits.

(a)(1)(A)	Offer to Exchange Certain Outstanding Options for Restricted Share Units, dated August 28, 2015.

(a)(1)(B)	Cover E-mails.

(a)(1)(C)	Election Form.

(a)(1)(D)	Withdrawal Form.

(a)(1)(E)	Form of Confirmation E-mail.

(a)(1)(F)	Forms of Reminder E-mails.

(a)(1)(G)	Screenshots from Offer Website.

(a)(1)(H)	Employee Presentation.

(a)(1)(I)	Intranet Communications and Newsletter Announcements.

(b)	Not applicable.

(d)(1)

Theravance Biopharma, Inc. 2013 Equity Incentive Plan and forms of award agreement thereunder, incorporated herein by reference from Exhibit 99.1 from the Company’s Form S-8, as filed with the Securities and Exchange Commission on August 18, 2014.

(d)(2)

Theravance Biopharma, Inc. UK Addendum to the 2013 Equity Incentive Plan, incorporated herein by reference from Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 14, 2014.

(d)(3)	Forms of Non-Executive Officer Restricted Share Unit Agreement under the 2013 Equity Incentive Plan.

(d)(4)

Theravance Biopharma, Inc. 2014 New Employee Equity Incentive Plan and form of option agreement thereunder, incorporated herein by reference from Exhibit 99.1 from the Company’s Form S-8, as filed with the Securities and Exchange Commission on November 14, 2014.

(d)(5)

Governance Agreement by and between Theravance Biopharma, Inc. and Glaxo Group Limited, dated March 3, 2014, incorporated herein by reference from Exhibit 10.26 to Amendment No. 4 to the Company’s Form 10, as filed with the Securities and Exchange Commission on April 8, 2014.

(d)(6)

Registration Rights Agreement by and between Theravance Biopharma, Inc. and Glaxo Group Limited, dated March 3, 2014, incorporated herein by reference from Exhibit 4.2 to Amendment No. 4 to the Company’s Form 10, as filed with the Securities and Exchange Commission on April 8, 2014.

(d)(7)

Rights Agreement by and between Theravance Biopharma, Inc. and Computershare Inc., incorporated herein by reference from Exhibit 4.3 to the Company’s Registration Statement on Form S-3, as filed with the Securities and Exchange Commission on June 26, 2015.

(g)	Not applicable.

(h)	Not applicable.

Item 13.              Information Required by Schedule 13E-3.

(a)                                             Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

THERAVANCE BIOPHARMA, INC.

Date: August 28, 2015	/s/ Renee D. Gala
Renee D. Gala
Senior VP and Chief Financial Officer, Treasurer

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)	Offer to Exchange Certain Outstanding Options for Restricted Share Units, dated August 28, 2015.

(a)(1)(B)	Cover E-mails.

(a)(1)(C)	Election Form.

(a)(1)(D)	Withdrawal Form.

(a)(1)(E)	Form of Confirmation E-mail.

(a)(1)(F)	Forms of Reminder E-mails.

(a)(1)(G)	Screenshots from Offer Website.

(a)(1)(H)	Employee Presentation.

(a)(1)(I)	Intranet Communications and Newsletter Announcements.

(b)	Not applicable.

(d)(1)

Theravance Biopharma, Inc. 2013 Equity Incentive Plan and forms of award agreement thereunder, incorporated herein by reference from Exhibit 99.1 from the Company’s Form S-8, as filed with the Securities and Exchange Commission on August 18, 2014.

(d)(2)

Theravance Biopharma, Inc. UK Addendum to the 2013 Equity Incentive Plan, incorporated herein by reference from Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 14, 2014.

(d)(3)	Forms of Non-Executive Officer Restricted Share Unit Agreement under the 2013 Equity Incentive Plan.

(d)(4)

Theravance Biopharma, Inc. 2014 New Employee Equity Incentive Plan and form of option agreement thereunder, incorporated herein by reference from Exhibit 99.1 from the Company’s Form S-8, as filed with the Securities and Exchange Commission on November 14, 2014.

(d)(5)

Governance Agreement by and between Theravance Biopharma, Inc. and Glaxo Group Limited, dated March 3, 2014, incorporated herein by reference from Exhibit 10.26 to Amendment No. 4 to the Company’s Form 10, as filed with the Securities and Exchange Commission on April 8, 2014.

(d)(6)

Registration Rights Agreement by and between Theravance Biopharma, Inc. and Glaxo Group Limited, dated March 3, 2014, incorporated herein by reference from Exhibit 4.2 to Amendment No. 4 to the Company’s Form 10, as filed with the Securities and Exchange Commission on April 8, 2014.

(d)(7)

Rights Agreement by and between Theravance Biopharma, Inc. and Computershare Inc., incorporated herein by reference from Exhibit 4.3 to the Company’s Registration Statement on Form S-3, as filed with the Securities and Exchange Commission on June 26, 2015.

(g)	Not applicable.

(h)	Not applicable.